UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period January 1, 2013 to June 28, 2013
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-14174

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nicor Companies Savings Investment Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AGL Resources Inc.
Ten Peachtree Place
Atlanta, Georgia 30309

Nicor Companies
Savings Investment Plan
(Employer Identification
No. 36-2863847 Plan No. 4)

Financial Statements as of June 28, 2013 and December 31, 2012
and for the Period January 1, 2013 to June 28, 2013 and
Report of Independent Registered Public Accounting Firm

NICOR COMPANIES
SAVINGS INVESTMENT PLAN

TABLE OF CONTENTS

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of June 28, 2013 and December 31, 2012	2
Statement of Changes in Net Assets Available for Benefits for the Period January 1, 2013 to June 28, 2013	2
Notes to Financial Statements, June 28, 2013 and December 31, 2012	3-10

SIGNATURE	11
EXHIBIT INDEX	12

Note:  Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
Nicor Companies Savings Investment Plan
Naperville, Illinois

We have audited the accompanying statements of net assets available for benefits of Nicor Companies Savings Investment Plan (the “Plan”) as of June 28, 2013 and December 31, 2012, and the related statement of changes in net assets available for benefits for the period January 1, 2013 to June 28, 2013.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 28, 2013 and December 31, 2012, and the changes in net assets available for benefits for the period January 1, 2013 to June 28, 2013 in conformity with U.S. generally accepted accounting principles.

As described in Note 1, the Administrative Committee approved a merger of this Plan into the AGL Resources Inc. Retirement Savings Plus Plan effective June 28, 2013. Our opinion is not modified with respect to this matter.

/s/ Crowe Horwath LLP

Oak Brook, Illinois
November 22, 2013

NICOR COMPANIES
SAVINGS INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 28, 2013 AND DECEMBER 31, 2012

	June 28, 2013	December 31, 2012
Assets:
Participant-directed investments in Master Trust, at fair value	$-	$205,056,968

Receivables:
Notes receivable from participants	-	3,152,763
Employer contributions	-	365,161
	-	3,517,924

Net assets, reflecting all investments at fair value	-	208,574,892

Adjustment from fair value to contract value for the stable value fund	-	(2,818,086)

Net assets available for benefits	$-	$205,756,806

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD JANUARY 1, 2013 TO JUNE 28, 2013

June 28, 2013
Additions:

Net increase in Plan assets from investment activities of the Master Trust	$14,775,693

Interest income on notes receivable from participants	62,550

Contributions:
Participant	3,047,981
Employer	1,259,882
Rollover	309,861
4,617,724

Total additions	19,455,967

Deductions - Benefits paid to participants	(41,779,371)

Net decrease prior to transfers	(22,323,404)

Transfers in from Nicor Gas Thrift Plan	965,949

Transfer out to AGL Resources Inc. Retirement Savings Plus Plan (See Note 1)	(184,399,351)

Net decrease after transfers	(205,756,806)

Net assets available for benefits at beginning of period	205,756,806

Net assets available for benefits at end of period	$-

The accompanying notes are an integral part of these statements.

NICOR COMPANIES
SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
JUNE 28, 2013 AND DECEMBER 31, 2012

1.  Plan Description

The following brief description of the Nicor Companies Savings Investment Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

General
The Plan is a defined contribution plan that is designed to provide retirement benefits to substantially all employees of Northern Illinois Gas Company (doing business as Nicor Gas Company) not represented by a collective bargaining agreement and employees of certain affiliated companies (collectively referred to as the “Company”).  The Plan Sponsor is Nicor Gas Company, a wholly owned subsidiary of AGL Resources Inc.  Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by Nicor Gas Company’s Board of Directors (the “Administrative Committee”).  The Plan consists of both a profit sharing plan and an employee stock ownership plan (“ESOP”).  The ESOP consists of the portion of the Plan which is invested in AGL Resources Inc. common stock.  Both the ESOP and non-ESOP portion of the Plan are intended to constitute a single plan.

Plan investments are commingled with those of the Nicor Gas Thrift Plan and held for safekeeping and investment by the Nicor Companies Savings Investment Plan and Nicor Gas Thrift Plan Master Trust (the “Master Trust”).  Each of the participating plans has an interest in the net assets of the Master Trust and changes therein.  The Plan’s interest in the net assets of the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses.  Investment income and administrative expenses relating to the Master Trust are allocated to individual plans based upon their interests in each of the underlying participant-directed investments.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Merger and Termination of the Master Trust
The Administrative Committee approved a merger of this Plan into the AGL Resources Inc. Retirement Savings Plus Plan (“AGL RSP Plan”) effective June 28, 2013.  The total assets transferred to the AGL RSP Plan including notes receivable were $184,399,351.  All participants in the Plan became participants in the AGL RSP Plan at that time.  The eligibility and benefit terms for participants were not changed as a result of the Plan merger.  Subsequent to the merger, when a participant changes from a union employee covered by a collective bargaining agreement to a nonunion employee not covered by a collective bargaining agreement, the account balance will be transferred from the Nicor Gas Thrift Plan to the AGL RSP Plan.

The Administrative Committee also approved the termination of the Master Trust effective June 28, 2013.

Administration
The Vanguard Fiduciary Trust Company (“VFTC”) acted as Trustee for the Master Trust and held the investments of the Plan under the terms of a trust agreement through the date of the merger.  The VFTC also acted as investment manager for certain assets of the Plan.  Effective with the merger as of June 28, 2013, Bank of America, N.A. / Merrill Lynch is the custodian and trustee of the assets merged into the AGL RSP Plan.

Contributions

Employee contributions. Participants may elect to make either:  1) pre-tax contributions, 2) Roth 401(k) after-tax contributions or 3) traditional after-tax contributions, or a combination thereof.  The amount a participant elects to contribute will be withheld from his or her compensation through payroll deductions, and such contributions will be transferred by the Company to the Trustee of the Plan at each payroll period and will be credited to the participant’s account as soon as administratively practicable after such transfer.  Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions.  The Plan also accepts certain rollover contributions representing distributions from other qualified plans.  Participants direct the investment of their contributions, Company contributions and account balances into various investment options offered by the Plan.  To the extent a participant does not elect to invest their account balances in any investment fund, the Plan has designated a qualified default investment fund.

NICOR COMPANIES
SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
JUNE 28, 2013 AND DECEMBER 31, 2012

Maximum contributions cannot exceed limits as set forth in the Internal Revenue Code (“IRC”).  Prior to the Plan merger, the Plan offered various mutual funds, a stable value fund (the Vanguard Retirement Savings Trust III (“VRST”), a fully benefit-responsive collective trust fund) and AGL Resources Inc. common stock as investment options for participants.

Company matching contributions. Generally, on behalf of each participant who makes contributions, the Company will make a matching contribution each payroll period.  The matching contribution will be equal to 100% of the participant’s first 3% of contributions and 75% of the participant’s next 3% of contributions.  For Nicor Gas employees hired on and after January 1, 1998, Nicor Gas makes an additional non-discretionary annual contribution, subject to service requirements, up to 1.5% of the participant’s eligible pay.

Forfeited Accounts
Any forfeited amounts, resulting from employees terminating prior to completion of the vesting period, are used to reduce future employer contributions.  If the participant is reemployed within five years by the Company, forfeited contributions and earnings thereon are restored to the participant’s account.  Forfeited non-vested accounts totaled $0 at June 28, 2013 and $232,288 at December 31, 2012. The Plan used $279,295 in the period January 1, 2013 to June 28, 2013 of forfeited non-vested account balances to decrease Company contributions.

Participant Accounts
Individual accounts are maintained for each Plan participant.  Each participant’s account is increased by the participant’s contributions, Company contributions and allocated plan investment earnings, and decreased by withdrawals, allocated plan investment losses and administrative expenses.  A participant is entitled to the benefits that can be provided from the participant’s vested account balance.

Vesting
A participant’s contributions and earnings thereon are vested immediately.  The Company’s contributions and earnings thereon are vested upon occurrence of any one of the following:

•	Completion of three years of vesting service
•	Death while employed by the Company
•	Permanent disablement while employed by the Company

Suspensions and Withdrawals
A participant may suspend contributions and may continue to be a participant during the suspension period.

A participant’s traditional after-tax contributions (including earnings) may be withdrawn.  Participants also may be eligible for hardship withdrawals from their pre-tax contributions and Roth after-tax contributions (but not the earnings on those contributions earned after 1988) if they meet certain “immediate and heavy financial need” hardship requirements.  An additional 10% income tax generally will be imposed on the taxable portion of the withdrawal unless the participant has reached age 59 ½ (or has satisfied certain other criteria established in the IRC) at the time of withdrawal.  Additionally, participants over age 59 ½ are permitted to take a distribution from the Plan without an early withdrawal penalty.

The Company’s matching contributions and earnings thereon will not be distributed until the vested participant’s attainment of age 59 ½ or employment has been terminated.

Distribution of Benefits
On termination of service due to retirement, disability, or death, a participant (or in certain instances, their beneficiary) may elect to defer distribution until attainment of age 70 ½, receive a lump sum amount equal to the participant’s vested interest in his or her account balance, take a partial withdrawal or request installment payments.  For termination of service for other reasons, a participant has the option to defer distribution until attainment of age 70 ½ if their vested account balance exceeds $1,000 or receive a lump sum distribution equal to the value of the vested interest in his or her account.

To the extent a participant’s account is invested in AGL Resources Inc. common stock on the date of distribution, at the option of the participant, the distribution may be made in the form of whole shares of AGL Resources Inc. common stock (and cash representing any fractional share).

NICOR COMPANIES
SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
JUNE 28, 2013 AND DECEMBER 31, 2012

Distributions of cash or AGL Resources Inc. common stock from a participant’s account (other than the participant’s after-tax contributions) which are made upon the participant’s termination of employment, disability or death, generally will be taxable in the year of distribution.  Such distributions will, generally, be subject to 20% income tax withholding.

Notes Receivable from Participants
Participants may borrow from their participant accounts.  Such borrowings represent loans to the participant and notes receivable to the Plan.  The minimum loan amount to a participant is $1,000 and may not exceed the lesser of 1) $50,000 minus the participant’s highest outstanding loan balance during the previous twelve months, or 2) 50% of the participant’s vested account balance (excluding the retirement growth balance) less the participant’s highest outstanding loan balance during the previous twelve months.  The notes receivable from participants bear interest at fixed rates.  The interest rate is established at the date of the loan and is based on the prime rate plus 1%.  The interest rate remains fixed over the life of the loan.

A participant may not have more than two loans outstanding at any time.  In the event that a participant terminates employment for any reason, any outstanding loan balance will become due and payable in full at that time.  The Plan permits participants to take certain actions (as appropriate) to cure a default on a Plan loan.

Administrative Expenses
Loan origination fees associated with notes receivable from participants and the Plan’s investment advisory and shareholder servicing fees are paid by the Plan and are reflected in the financial statements as administrative expenses of the Master Trust.  Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan.  All other expenses of the Plan are paid by the Company.

2.  Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation
The Plan states its interest in the investments of the Master Trust based upon the estimated fair values of the underlying participant-directed investments held in the Master Trust.  The Statements of Net Assets Available for Benefits present investments at fair value, as well as an additional line item showing an adjustment for the stable value fund from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits presents changes in the stable value fund on a contract value basis and all other investments on a fair value basis. The fair values of the respective investments of the Master Trust are determined as noted in Note 5 – Master Trust Financial Information.

The stable value fund is fully benefit-responsive to the participants.  The difference between the valuation of fully benefit-responsive investments at fair value and contract value is reflected over time through the crediting rate.  Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.  To the extent the underlying portfolio has unrealized and/or realized gains/losses, an adjustment is made when reconciling from fair value to contract value.  As a result, the future crediting rate may be different than the current market rate.  The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio.

The existence of certain conditions can limit the VRST’s ability to transact at contract value.  Specifically, any event outside the normal operation of the VRST that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the VRST or a unitholder, tax disqualification of the VRST or unitholder and certain VRST amendments if issuers’ consent is not obtained.

NICOR COMPANIES
SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
JUNE 28, 2013 AND DECEMBER 31, 2012

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of the participant, employer or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.

Income Recognition
Purchases and sales of securities are recorded on the trade date.  Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.  The net increase (decrease) in Plan assets presented in the Statement of Changes in Net Assets Available for Benefits includes the Plan’s gains and losses on investments bought and sold as well as held during the period.

Notes Receivable from Participants
Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses.  Participants generally repay loans through payroll withholdings over a period not to exceed 5 years.  The notes receivable of the Plan are secured by the vested portion of the participant’s account.

Use of Estimates
The preparation of financial statements in accordance with GAAP requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results could differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.

Contributions
Participant and Company contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings.

3.  Transfers to Nicor Companies Savings Investment Plan

Prior to the Plan’s merger into the AGL RSP Plan, when the employment status of a participant changed between a union employee covered by a collective bargaining agreement and a nonunion employee not covered by a collective bargaining agreement, eligibility for participation shifted between the Nicor Gas Thrift Plan and this Plan.  When eligibility changed, the account balance of the participant was transferred to the corresponding plan.  Amounts transferred from the Nicor Gas Thrift Plan to the Nicor Companies Savings Investment Plan were $965,949 in the period January 1, 2013 to June 28, 2013.

4.  Exempt Party-in-Interest Transactions

ERISA defines a party-in-interest to include fiduciaries or employees of the Plan, any person who provides service to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee association or relative of such persons.  The Plan invested in shares of mutual funds managed by an affiliate of VFTC and a stable value fund managed by VFTC.  VFTC acts as Trustee of the Plan.  Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.  Fees paid by the Plan for investment management services were included as a reduction of the return earned by each fund.  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  Some administrative expenses of the Plan are paid directly by the Company.

At June 28, 2013 and December 31, 2012, the Plan held 0 and 184,550 shares, respectively, of common stock of AGL Resources Inc., the parent of the sponsoring employer, with a fair value of $0 and $7,376,467, respectively.  The Plan recorded dividend income of $189,500 in the period January 1, 2013 to June 28, 2013 related to AGL Resources Inc. common stock.

NICOR COMPANIES
SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
JUNE 28, 2013 AND DECEMBER 31, 2012

In addition, notes receivable from participants qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

5.  Master Trust Financial Information

Use of the Master Trust permits the commingling of the Plan’s assets with the assets of the Nicor Gas Thrift Plan for investment and administrative purposes.  Although assets of both plans were commingled in the Master Trust through June 28, 2013, the Trustee maintained supporting records for each of the participating plans.  The net investment income of the investment assets was allocated daily by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of both participating plans.  Refer to Note 1 – Plan Description for information on the termination of the Master Trust.

The Master Trust’s net assets as of the dates presented are as follows:

	June 28, 2013	December 31, 2012
Assets:
General investments (at fair value):
Stable value fund (1)	$-	$112,660,575
AGL Resources Inc. common stock (1)	-	16,141,645
Registered investment companies (1)	-	234,458,616

Net assets in the Master Trust, at fair value	-	363,260,836

Adjustment from fair value to contract value for the stable value fund	-	(5,671,611)

Net assets in the Master Trust	$-	$357,589,225

Plan’s interest in the Master Trust’s net assets, at fair value	$-	$205,056,968

Plan’s percentage interest in the Master Trust’s net assets, at fair value	0%	56%
(1)	Party-in-interest investments.

The fair value of the Plan’s interest in the Master Trust’s investments that represent 5% or more of the Plan’s net assets available for benefits as of the dates presented are as follows:

	June 28, 2013	December 31, 2012
Vanguard 500 Index Fund Investor Shares	$-	$26,678,971
Vanguard Wellington Fund Investor Shares	-	20,549,625
Vanguard Small-Cap Index Fund Investor Shares	-	14,392,775
Vanguard Total Bond Market Index Fund Investor Shares	-	10,414,485
VRST (1)	-	55,978,309
(1)	The contract values of the VRST were $0 at June 28, 2013 and $53,160,223 at December 31, 2012.

NICOR COMPANIES
SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
JUNE 28, 2013 AND DECEMBER 31, 2012

The increase in the Master Trust’s net assets derived from investment activities for the period January 1, 2013 to June 28, 2013 follows:

Investment income:
Dividends on common stock	$389,316
Net appreciation in fair value of common stock	1,077,671
Interest income from the stable value fund	1,022,376
Income from registered investment companies:
Dividends	1,425,194
Net appreciation in fair value	21,190,809
Other	5,214
Administrative expenses	(20,906)

Increase in the Master Trust’s net assets derived from investment activities	$25,089,674

Plan’s interest in increase in the Master Trust’s net assets derived from investment activities	$14,775,693

As defined in authoritative guidance related to fair value measurements and disclosure, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  The guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy defined by the guidance are as follows:

Level 1 Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reporting date.

Level 3 Pricing inputs include significant unobservable inputs that are used to determine management’s best estimate of fair value from the perspective of market participants.

It is important to note that the principal market and market participants should be considered from the reporting entity’s perspective, as differences may occur between and among entities with differing activities.

The following is a description of the valuation methodologies used for these categories of investments:

The stable value fund provides participants a stable value investment option that simulates the performance of a guaranteed investment contract and invests primarily in a pool of investments, including contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts and bond mutual funds.  Depending on the type of underlying investment, fair value is comprised of: 1) the expected future cash flows for each contract discounted to present value, 2) the aggregate net asset values of the underlying investments in mutual funds and bond trusts as determined by their quoted market prices and 3) the value of wrap contracts, if any.  The fair value of participation units in the VRST are based on the net asset value of the fund, after adjustments to reflect all funds at fair value, as reported in the audited financial statements of the fund.  The fund generally provides for daily redemptions at reported net asset value per share with no advance notification requirements.  The overall fair value of the stable value fund is based on significant observable inputs and is categorized in Level 2.

Shares of AGL Resources Inc. common stock are valued at the closing price on the New York Stock Exchange and are categorized in Level 1.

NICOR COMPANIES
SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
JUNE 28, 2013 AND DECEMBER 31, 2012

Registered investment companies include actively-traded mutual funds.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year-end and are categorized in Level 1.  Bond funds are diversified across a broad range of investment grade corporate bonds and other fixed income securities.  Balanced funds are asset allocation funds that seek both capital appreciation and current income through stock and bond holdings.  Domestic stock funds are diversified across small, mid and large cap equity investments.  International stock funds are diversified across countries and capitalization size in order to maintain a broad market representation of non-U.S. markets.  Money market funds invest in high quality, short-term instruments, including certificates of deposit, banker’s acceptances, commercial paper and other money market securities.

The methods described above may provide a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  While the Plan believes its valuation methods are appropriate and consistent with other market participants, it is possible that different fair value measurements may arise due to the use of different methodologies or assumptions in determining the fair value measurement at the reporting date.

As described in Note 1, the Master Trust had no assets at June 28, 2013.  The fair value of the Master Trust’s investments measured on a recurring basis is categorized in the table below based upon the valuation inputs.  There were no Level 3 inputs at December 31, 2012.  There were no transfers between Level 1 and Level 2 for the period January 1, 2013 to June 28, 2013.

	Level 1	Level 2	Total
December 31, 2012
Stable value fund	$-	$112,660,575	$112,660,575
AGL Resources Inc. common stock	16,141,645	-	16,141,645
Registered investment companies:
Bond funds	26,705,414	-	26,705,414
Balanced funds	68,976,576	-	68,976,576
Domestic stock funds:
Small cap	36,172,621	-	36,172,621
Mid-cap	13,711,417	-	13,711,417
Large cap	69,252,360	-	69,252,360
International stock funds	19,640,228	-	19,640,228
	$250,600,261	$112,660,575	$363,260,836

6.  Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated April 5, 2010, that the Plan and related Master Trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since the IRS made its determination.  The Plan management believes that the Plan and related Master Trust were designed and operated in compliance with the requirements of the IRC through the date of the Plan merger.  During 2013, Plan management applied for a new determination letter; however, a response from the IRS has not yet been received.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of June 28, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan’s management believes it is no longer subject to income tax examinations for years prior to 2010.

NICOR COMPANIES
SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
JUNE 28, 2013 AND DECEMBER 31, 2012

7.  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities, in general, are exposed to various risks such as interest rate, liquidity, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8.  Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to net assets per Form 5500 at December 31, 2012:

Net assets available for benefits per the financial statements	$205,756,806
Adjustment from fair value to contract value for the stable value fund	2,818,086
Net assets per Form 5500	$208,574,892

The following is a reconciliation of the net decrease prior to transfers per the Statement of Changes in Net Assets Available for Benefits to net loss per Form 5500 for the period January 1, 2013 to June 28, 2013:

Net decrease prior to transfers per the financial statements	$(22,323,404)
Change in the adjustment from fair value to contract value for the stable value fund	(2,818,086)
Net loss per Form 5500	$(25,141,490)

.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Nicor Companies Savings Investment Plan

Date	November 22, 2013	/s/ Bryan E. Seas
Bryan E. Seas
Senior Vice President and Chief Accounting Officer;
Member of the Administrative Committee,
Plan Administrator

EXHIBIT INDEX

Exhibit
Number	Description of Document

23	Consent of Independent Registered Public Accounting Firm